EXHIBIT 99.1

Letter to Shareholders included in the 2003 Annual Report to Shareholders.

For NCR, 2003 was a year of positive momentum in which we delivered significant improvement in our operating performance and sharpened our focus on the fundamentals upon which our 120-year old company was founded.

In its early years, NCR’s success was driven by the value its products and services provided to customers and the ability of its people to effectively sell that value. Well over a century later, that approach to business is even more relevant given current market dynamics.

To maximize NCR’s market leadership and generate greater returns for our shareholders, we remain keenly focused on improving our value propositions, our ability to create demand and deliver service, and on reducing our cost structure. While we recognize that there is still a great deal of work to do, we made significant progress toward that goal last year.

Accomplishments in 2003

Early in 2003, after completing a comprehensive benchmarking exercise, we committed to make the tough decisions necessary to re-engineer our infrastructure for better efficiency and reduce cost and expense. We developed an eight-quarter plan that would deliver more than $250 million of annualized cost savings by 2005. We were successful in achieving more than $100 million of cost and expense reductions in 2003, well ahead of our original target of $50-$60 million, and we expect an additional $75-$90 million of reductions in 2004.

We made solid progress on the migration from a country-centric, back-office infrastructure to an enterprise resource planning (ERP) system. ERP integrates all departments and functions across the company by automating the tasks necessary to perform business processes such as order fulfillment, procurement and inventory management. This platform leverages our information technology infrastructure, our enterprise data warehouse and the re-engineering work we have done related to our global processes. We now have more than two-thirds of the company’s orders and revenue being processed through the ERP system. We also established an agreement with Accenture to implement lower-cost accounting, administrative and order management services.

Through improved management and further consolidation of our real estate portfolio, we reduced our holdings by 75 properties, or over 1.6 million square feet, in 2003. We will continue to reduce our real estate holdings during 2004 to best suit the needs of our operations.

During the year, we made meaningful improvements in the supply-chain process of our Retail Store Automation and Financial Self Service businesses. These actions generated a notable reduction in the time needed to deliver solutions to our customers, as well as contributing to a sustainable margin improvement.

As a result of these and other efforts, NCR’s 2003 operating margins excluding pension expense/income significantly improved versus the prior-year period. Additionally, cash from operations improved by $194 million, or 79%, from 2002 levels.

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Leveraging the Strength of NCR’s Value Propositions

We must continue to improve near-term results, while at the same time positioning the Company for long-term success. However, operational efficiency, cost reductions and better asset management are not enough to do that. To become a true market leader delivering consistent and profitable growth, we must continuously leverage the strength of our value propositions to increase demand for our products and services.

Looking ahead, we believe there are opportunities in each of our businesses to take market share and drive improved operating margins.

Our Teradata® Data Warehousing solution offers an enterprise-wide analytic database and architecture that provides customers with a single, integrated view of their business to enhance decision making, customer relationships and profitability. While revenue growth in 2003 was restricted by the capital spending environment, this business significantly improved operating margins. Moreover, on a relative basis, we continued to gain market share and take customers from the competition. And for the fourth consecutive year, NCR Teradata technology was recognized by Gartner‘s Application Server Evaluation Model as the “best of breed” in data warehousing.1

By effectively selling our market-leading solutions and successfully executing on cost and expense initiatives, our Financial Self Service business achieved revenue growth and substantially improved profitability in 2003. The combination of our global banking experience, advanced-function Automated Teller Machines (ATMs) and APTRA® software platform positions us to continue to gain global market share in the coming years. We also are well-positioned to capitalize on the global ATM upgrade and replacement cycle driven by security and standards compliance, as well as the banking industry’s desire to automate deposits. Additionally, the replacement cycle in the United States should be accelerated as a result of the recent passage of the “Check 21” legislation by Congress. Check 21 allows financial institutions to process and clear checks using electronic images, rather than the original paper check. Additionally, our Payment and Imaging business enables banks to reduce the cost of processing checks while minimizing fraud, reducing float and improving customer service.

In 2003, our Retail Store Automation business returned to break-even operating income due to double-digit revenue growth and cost reductions. We are becoming increasingly confident that this business can once again contribute positively to NCR’s overall profitability going forward. The continued momentum was supported by the successful rollout of our point-of-sale technology at major U.S. retailers, as well as in Europe, Middle East, Africa and Japan. In addition, our NCR FastLaneTM self-checkout technology continues to gain market acceptance around the world. We installed FastLane in approximately 800 of The Home Depot’s higher-volume stores, and several other retailers in both the United States and Europe either expanded pilots or initiated rollouts during the year. These systems help retailers improve productivity by reducing cost and enhancing the efficiency of their operations.

Systemedia, our consumables business, improved its operating income despite lower revenue. We continue to shift our product mix away from traditional commoditized products and toward specialty media products, such as pressure-sensitive labels, that offer higher margins and better revenue growth opportunities.

Our Customer Services business provides installation, maintenance and managed services across a wide range of industries, including retail, financial, telecommunications, travel and transportation, and government. We saw a

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decline in operating income in this business in 2003 due to pricing pressure and lower revenue from higher-margin maintenance contracts on discontinued products. While we are not happy with these results, a number of initiatives are underway to improve profitability. In 2003, we also began to increase the service-capture rate on NCR’s ATMs and retail point-of-sale equipment while laying the foundation for a more efficient service organization.

Unlocking NCR’s Potential

Over the past year, we worked hard to simultaneously lower our cost model, refine our value propositions and improve our demand creation capability. Although I am pleased with our progress, there is more work ahead. In 2004, we remain focused on these areas, as well as improving the financial performance of our Customer Services business.

We need to intensify our demand creation efforts. In NCR’s early days, our sales force was lauded as world-class. Today, we are focused on reclaiming that distinction as a best-in-class sales organization. As we reduce our infrastructure costs, we are reinvesting some of those savings in our sales people and the tools they need to compete effectively. Additionally, we are optimizing our sales coverage to ensure we are best positioned to leverage market opportunities and drive customer delight.

NCR has a long, proud history and the entire NCR team has played an important role in getting us to this point. I believe we also have a long and proud future ahead of us. With market-leading technology, a strong leadership team and the dedication and hard work of our employees around the world, we are on the right path to unlock the Company’s full potential – to deliver even better products and services to our customers and a greater return to our shareholders.

[1]	Gartner’s ASEM: Data Warehouse Update, 2003 - A. Butler, K. Strange - 8 Sept 2003.

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